SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

                     Name of Issuer:  Allis-Chalmers Corporation

          Title of Class of Securities:  Common Stock, par $.15

                            CUSIP Number:  019645 407

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 019645 407

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Firstar Corporation

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [ ]
(b)  [x]

3.  SEC USE ONLY



4.  CITIZENSHIP OR PLACE OF ORGANIZATION

State of organization:  Wisconsin

NUMBER OF    5.  SOLE VOTING POWER

 SHARES          102,108

BENEFICIALLY 6.  SHARED VOTING POWER

  OWNED BY            31

    EACH     7.  SOLE DISPOSITIVE POWER

  REPORTING      102,108

   PERSON    8.  SHARED DISPOSITIVE POWER

    WITH              31

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

102,139 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

[ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.2

12.  TYPE OF REPORTING PERSON*

HC


Item 1(a).  Name of Issuer:

Allis-Chalmers Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

1126 S. 70th Street
West Allis, Wisconsin 53214

Item 2(a).  Name of Person Filing:

Firstar Corporation

Item 2(b).  Address of Principal Business Office or, if none, Residence:

777 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202

Item 2(c).  Citizenship:

State of organization:  Wisconsin

Item 2(d).  Title of Class of Securities:

Common Stock, Par $.15

Item 2(e).  CUSIP Number:

019645 407

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  [ ]  Broker or Dealer registered under section 15 of the Act

(b)  [ ]  Bank as defined in section 3(a)(6) of the Act

(c)  [ ]  Insurance Company as defined in section 3(a)(19) of the Act

(d) [ ] Investment Company registered under section 8 of the Investment Company Act

(e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

(g) [x] Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)

(h)  [ ]  Group in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership:

(a)  Amount Beneficially Owned as of December 31, 1995:

102,139 shares

(b)  Percent of Class:

10.2%

(c)  Number of Shares as to which such person has:

(i)  sole power to vote or to direct the vote:

102,108

(ii)  shared power to vote or to direct to the vote:

31

(iii)  sole power to dispose or to direct the disposition of:

102,108

(iv)  shared power to dispose ore to direct the disposition of:

31

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the filing person. Except for any person identified immediately below, such rights do not extend to shares constituting more than 5% of the class.

Allis-Chalmers Corporation Retiree Health Trust for the Benefit of Non-United Auto Workers Retirees

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit attached.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10.  Certification.

Not Applicable

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February  , 1996

FIRSTAR CORPORATION



By:  /s/ William J. Schulz



Name/Title:  William J. Schulz, Senior Vice President & Secretary

Exhibit to Item 7:  Identification and Classification of Subsidiaries

Firstar Investment Research & Management Company - IA
Firstar Trust Company - BK
Firstar Trust Company of Florida, N.A. - BK